EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ESCO Technologies Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-77887, 333-63930, 333-117953, 333-186537 and 333-192663) on Form S-8 of ESCO Technologies Inc. of our report dated November 26, 2014, with respect to the consolidated balance sheets of ESCO Technologies Inc. and subsidiaries as of September 30, 2014 and 2013, and the related consolidated statements of operations, stockholders’ equity, cash flows, and comprehensive income (loss) for each of the years in the three-year period ended September 30, 2014, and all related financial statements schedules, and the effectiveness of internal control over financial reporting as of September 30, 2014, which report appears in the September 30, 2014 annual report on Form 10-K of ESCO Technologies Inc.

/s/ KPMG LLP

St. Louis, Missouri

November 26, 2014